Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on August 6, 2020 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 10, 2020 (China Standard Time) (the “Record Date”) are entitled to vote at the Meeting. As of June 30, 2020, 1,210,996,227 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 835,560,848 Class A ordinary shares were represented by the American depositary shares (“ADS”) held by JPMorgan Chase Bank, N.A. (“JPMorgan”) and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share. For Proposals 3, 4, 5 and 6, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSALS 1 AND 2

RE-ELECTION OF CLASS I DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class I shall expire at the first annual meeting of members following the effectiveness of the Articles and each third annual meeting of members thereafter. Based on the resolutions of the Board of Directors dated July 13, 2017 and September 10, 2018, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Satoshi Okada are the current Class I directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated July 8, 2020, Mr. Bruno Lopez has been re-appointed by STT GDC Pte. Ltd. (“STT GDC”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notices to the Company, dated July 7, 2020, the holders of the Class B ordinary shares have nominated Mr. Gary J. Wojtaszek and Mr. Satoshi Okada for appointment as our directors, and Mr. Gary J. Wojtaszek and Mr. Satoshi Okada shall be eligible for re-election at the Meeting. Mr. Gary J. Wojtaszek and Mr. Satoshi Okada shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Given that Mr. Bruno Lopez has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. Gary J. Wojtaszek and Mr. Satoshi Okada as Class I directors. The resolutions of our Board of Directors dated July 9, 2020 approved the classification of Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Satoshi Okada as Class I directors for purposes of the re-appointment or re-election.

Mr. Gary J. Wojtaszek and Mr. Satoshi Okada have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of August 2020, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Gary J. Wojtaszek	54	Director
Mr. Satoshi Okada	61	Director

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our Board of Directors since October 2017. He served as the president and chief executive officer and a member of the board of directors of CyrusOne from July 2012 to February 2020. Prior to becoming the president of CyrusOne in August 2011, Mr. Wojtaszek served as chief financial officer of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful spin-off and IPO. Prior to joining Cincinnati Bell in July 2008, he was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek serves on the board of directors of the Lyle School of Engineering at Southern Methodist University, and the advisory board of the Lyle School of Engineering’s Datacenter Systems Engineering (DSE) Program at Southern Methodist University, Columbia University’ Lang Entrepreneur Center and the Dallas Chamber of Commerce. Mr. Wojtaszek previously served as a director of Cincinnati Bell Inc., the Dallas Zoo, and Tech Wildcatters.

Mr. Satoshi Okada has been a director of our company since 2014. Mr. Okada served as the executive vice president of the SOFTBANK Group’s e-commerce business planning in Japan from 2000 to 2008. Prior to that, he held various management positions within the SOFTBANK Group. He has served as a director and chief operating officer of Alibaba Japan since 2008 and as a director of Baozun Inc., a Nasdaq-listed company, since 2014. He also served as director of Alibaba.com Limited from 2007 to 2012. Before joining the SOFTBANK Group, Mr. Okada served as chief executive officer and president of NetIQ KK. Mr. Okada is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

Each director will be re-elected or elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares and Series A convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2020. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2020.

PROPOSAL 4

AMENDMENT TO THE 2016 EQUITY INCENTIVE PLAN

The maximum number of ordinary shares which may be granted under the existing 2016 Equity Incentive Plan of the Company (the “2016 Equity Incentive Plan”) is 56,707,560 ordinary shares. 55,518,524 ordinary shares had been granted in the aggregate under the 2016 Equity Incentive Plan by the end of 2019 and the ordinary shares which may be granted under the 2016 Equity Incentive Plan is insufficient for future grants. Therefore, our Compensation Committee previously recommended and our Board of Directors has resolved to clarify and further amend Section 3(a) of the 2016 Equity Incentive Plan (the “ESOP Amendment”) to ensure sufficient shares are available for future grants under the 2016 Equity Incentive Plan to allow the Company to continue to attract and retain key talent. In addition, in order to ensure a sufficient increase in the number of issuable Shares under the 2016 Equity Incentive Plan this year, we are recommending that the number of total outstanding shares for purposes of calculating the one and half percent (1.5%) and three percent (3%) described in the ESOP Amendment for the fiscal year 2020 shall be the total issued and outstanding Shares as of January 1, 2020 and that the ESOP Amendment shall take immediate effect from the date on which it is approved by the shareholders at the annual general meeting:

“Subject to the provisions of Section 9 and paragraph (b) of this Section 3, the maximum number of Shares which may be issuable pursuant to Awards under the Plan is 56,707,560 Shares, provided, however, that the maximum number of unallocated Shares which may be issuable pursuant to Awards under the Plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the Plan remains in effect to three percent (3%) of the then total issued and outstanding Shares of the Company, if and whenever the unallocated Shares which may be issuable pursuant to Awards under the Plan account for less than one and half percent (1.5%) of the then total issued and outstanding Shares of the Company, provided further that solely for the fiscal year 2020, the increase of the unallocated Shares which may be issuable pursuant to Awards under the Plan will be given effect as of the date of the approval by the shareholders at the annual general meeting (but calculated based on the total issued and outstanding shares of the Company as of January 1, 2020).”

A copy of the existing 2016 Share Incentive Plan was filed as Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-213951), filed with the U.S. Securities and Exchange Commission on October 4, 2016, and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE AMENDMENT TO THE 2016 EQUITY INCENTIVE PLAN.

PROPOSAL 5

AUTHORIZATION OF UP TO 20% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT GDC of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT GDC respectively).

As a result of the follow-on offering of newly issued Class A ordinary shares of the Company in the second half of 2019 and the private placement of newly issued Class A ordinary shares of the Company in the first half of 2020, the remaining mandate of the Board of Directors for the issuance of any securities of the Company is limited. As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the allotment or issuance of up to an aggregate twenty per cent. (20%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, AUTHORIZATION OF UP TO 20% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 6

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 6 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 5.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer